Better Choice Company Inc.
12400 Race Track Road
Tampa, FL 33626

June 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549
Attention: Jennifer Angelini

Re:	Better Choice Company Inc.
Registration Statement on Form S-1
File No. 333-256405

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Better Choice Company Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended to date (File No. 333-256405), such that it may become effective on Thursday, June 24, 2021 at 4:30 p.m. Eastern Time.

The Registrant hereby acknowledges that:

(i)          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)          the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Meister Seelig & Fein LLP, by calling Louis Lombardo at (212) 655-3518.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

BETTER CHOICE COMPANY INC.

By:	/s/ Sharla A. Cook
Name:	Sharla A. Cook
Title:	Chief Financial Officer

cc:    Louis Lombardo, Esq., Meister Seelig & Fein LLP